TEVA’S TEV-48125 MEETS PRIMARY AND SECONDARY ENDPOINTS IN EPISODIC MIGRAINE STUDY,
DEMONSTRATING TREATMENT CONCEPT AFTER A SINGLE DOSE

After recently announced positive results in chronic migraine, TEV-48125 becomes the first treatment to meet efficacy endpoints in trials of both chronic and episodic migraine and across multiple doses

Jerusalem, March 23, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) (“Teva”) announced today the successful completion of its Phase IIb migraine prevention program with positive top-line results from a Phase IIb study evaluating the efficacy, safety and tolerability of two doses of subcutaneous TEV-48125 for the prevention of high frequency episodic migraine (characterized by 8-14 days of headache per month).

TEV-48125 is a novel investigational anti-calcitonin gene-related peptide (CGRP) monoclonal antibody, and these data, together with the recent results achieved in the difficult to treat chronic migraine setting, make this the first therapy to successfully meet efficacy endpoints in the prevention of both chronic and episodic migraine, and at multiple doses, in advanced clinical trials.

Initial analysis of results demonstrated that both doses of TEV-48125 met primary and secondary endpoints achieving significant reductions in mean monthly migraine days and monthly headache days relative to baseline. These are considered as validated endpoints to assess benefits of new migraine treatments.

Additionally, a single administration of both tested doses of TEV-48125 resulted in a statistically significant separation from placebo. Data confirm that treatment with TEV-48125 resulted in separation for both primary and secondary endpoints, at all months of therapy, in both the chronic and episodic migraine clinical trials.

Furthermore, these results were achieved in the presence of patients being allowed to remain on existing migraine prevention therapy, and without limitation on the amount of acute migraine treatment used. This was an attribute of the TEV-48125 phase IIb studies not seen in other reported anti-CGRP studies, and the results demonstrated separation in favor of TEV-48125 even in patients considered to be on optimal current therapy. Overall, four different doses across two indications studied in a total of 561 patients met all study endpoints establishing clinical proof of concept for anti-CGRP ligand therapy.

“The collective data from this phase II program have validated the concept of targeting the anti-CGRP ligand with TEV-48125 with a level of confidence that we did not foresee. We now have reason to believe that we have developed an approach that gives us the foundation, with identified doses, to progress to a Phase III program that we hope will take TEV-48125 a step closer to potentially making a significant difference to patients’ lives” stated Marcelo E. Bigal, Teva’s Head of Global Clinical Development for Migraine and Headaches.

The study compared two active arms of high and low dose TEV-48125, administered as a subcutaneous injection, once a month for three months, against placebo. In this study no important safety or tolerability concerns were identified. The adverse event profile for TEV-48125 appeared similar to placebo for most parameters and supportive of previous Phase I and II safety data. Of the adverse events reported, mild, transient injection site discomfort and redness was infrequent but higher than that observed in the placebo group. No serious treatment-related serious adverse events were seen.

“Migraine is a truly debilitating disorder. Up to 15% of the global population is affected by migraine. It causes highly disabling pain and other symptoms that disrupt the life of the patient and their families,” said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “Our phase II results are striking in their clarity. They provide a quality of insight rarely seen at this stage of development and offer the prospect of a new chapter in the lives of patients who have been suffering the blight of recurrent migraine for many years. “

Full results from the study will be presented at a forthcoming scientific meeting and will be submitted to a peer-reviewed journal for publication.

About the HFEM Study

The study was a multicenter, randomized, double-blind, placebo-controlled, parallel-group, study comparing the efficacy and safety of two doses of subcutaneous TEV -48125 with placebo for the preventive treatment of high frequency episodic migraine in 297 patients.

Multiple doses were selected for testing to define dose-response and allow selection of doses for a Phase 3 study.

Treatment was administered once every 28 days (i.e.; once monthly) over a 3-month period. 300 patients were enrolled and randomized to one of three treatment arms receiving high dose TEV-48125, low dose TEV-48125 or placebo, administered subcutaneously once a month. The study was conducted in approximately 60 centers in the USA.

About TEV-48125

TEV -48125 (formerly LBR-101/ RN-307) is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. CGRP signaling may be disrupted by targeting the ligand itself or its receptor.

Teva’s approach targets the ligand, allowing for some CGRP signaling during therapy, which may avoid the potential, unknown, effects of a long-term total disruption to the normal physiological functions of the CGRP system. TEV-48125 is being developed for two distinct migraine indications; chronic migraine and high frequency episodic migraine. Positive results from the Phase IIb chronic migraine study were announced in February 2015, demonstrating a significant reduction in both the number of monthly cumulative headache hours, and the number of headache days of at least moderate severity, relative to baseline, and for the first time validating the target in chronic migraine

TEV-48125 successfully completed five Phase I trials with 94 healthy volunteers. Results were published in Cephalalgia, the official journal of the International Headache Society, in December 2013, and presented at the 2014 annual meeting of the American Academy of Neurology.

About Migraine

Global prevalence of migraine is estimated to be almost 15%. Migraine was ranked seventh highest among specific causes of disability globally, responsible for 2.9% of all Years Lost to Disability (YLDs). Migraine is, by a wide margin, the leading cause of disability among neurological disorders, accounting for over half of all YLDs attributed to these (J Headache Pain. 2013; 14(1): (http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3606966/). In the United Kingdom, for example, some 25 million working- or school-days are lost every year because of migraine alone (http://www.who.int/mediacentre/factsheets/fs277/en/).

Approximately 3.2 million Americans, mostly women, suffer from Chronic Migraine. Chronic migraine is characterized by headaches on at least 15 days per month. Chronic migraine patients are often referred to as the ‘invisible population’ due to the isolating nature of the condition, where patients are left, in many cases, effectively house-bound.

Chronic migraine imposes a considerable burden on patients, magnified by the paucity of approved treatment options for this condition. More than one in four of all migraineurs are candidates for preventive therapy, and a substantial proportion of those who might benefit from prevention do not receive it. Consequently, the prophylactic treatment of chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylaxis options.

Episodic Migraine impacts up to 14% of the population, and approximately 20% of women, globally. High frequency episodic migraine substantially impacts the individual, their family, and society. Episodic migraine is the most common neurological condition, more prevalent than diabetes, epilepsy and asthma combined.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit .

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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